Exhibit 99.1

May 6, 2020 Vancouver, British Columbia Designated News Release	TSX: WPM NYSE: WPM

WHEATON PRECIOUS METALS INCREASES OPERATING CASH FLOW BY OVER

50% YOY WITH OVER $177 MILLION GENERATED IN THE FIRST QUARTER OF 2020

“Wheaton had a strong start to 2020 with over $177 million generated in operating cash flow in the first quarter. Given our strong financial position and the immediate needs created by the COVID-19 pandemic, Wheaton launched a $5 million fund designed to support our local communities and those around the mines from which we receive precious metal, more than doubling our budget for community support. At this time, our top priority is the health and safety of our employees and the communities in which we and our partners operate.” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “With one of the highest quality portfolios in the precious metals space, we remain confident in the strength and sustainability of our business model through this pandemic, and our ability to continue delivering shareholder value. We hope everyone stays safe and well.”

First Quarter Highlights:

•	Attributable gold equivalent[2] production was over 180,000 ounces in the first quarter partially driven by record attributable silver production at Peñasquito.
•	Over $177 million in operating cash flow generated in the quarter, an increase of over 50%.
•	Net debt[1] reduced by $182 million with Wheaton ending the first quarter in a net debt position of $589 million.
•	Declared quarterly dividend[1] of $0.10 per common share.
•	At the Constancia mine, Hudbay announced the formal approval of the surface rights agreement for the higher-grade Pampacancha satellite deposit.
•	Launched a $5 million Community Support and Response Fund combatting COVID-19.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q1 2020	Q1 2019	Change
Ounces produced
Gold	94,707	94,918	(0.2)%
Silver	6,704	5,656	18.5%
Palladium	5,312	4,729	12.3%
Gold equivalent [2]	182,241	169,098	7.8%
Ounces sold
Gold	100,405	115,020	(12.7)%
Silver	4,928	4,294	14.8%
Palladium	4,938	5,189	(4.8)%
Gold equivalent [2]	166,121	173,464	(4.2)%
Revenue	$254,789	$225,049	13.2%
Net earnings	$94,896	$57,349	65%
Per share	$0.212	$0.129	64.3%
Adjusted net earnings [1]	$96,160	$56,540	70.1%
Per share [1]	$0.215	$0.127	68.8%
Operating cash flows	$177,588	$118,194	50.3%
Per share [1]	$0.397	$0.266	49.2%
Dividends declared [1]	$44,815	$40,074	11.8%
Per share	$0.10	$0.09	11.1%

All amounts in thousands except gold, palladium and gold equivalent ounces produced and sold, per ounce amounts and per share amounts.

Updates on COVID-19

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton closed its physical offices in mid-March and successfully transitioned to telecommuting for all of its employees. As Wheaton has always maintained detailed business continuity plans, the transition was seamless with an uninterrupted flow of business.

Partner Mining Operations

Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around COVID-19. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. As of May 5, 2020, six partner operations located in Mexico and Peru (Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina) were temporarily suspended due to government restrictions focussed on reducing the impacts of COVID-19. The restrictions on non-essential activities in Mexico and Peru are currently scheduled to be lifted by the end of May. In 2018 and 2019, these mines accounted for 36% of the Company’s gold equivalent2 production. There can be no assurance that the restrictions noted above will be lifted as currently planned nor that our partners’ operations that are currently operational will continue to remain operational for the duration of the COVID-19 virus pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to the COVID-19 virus pandemic response measures, absenteeism and otherwise as a result of the pandemic.

Production Guidance

Due to the temporary suspensions noted above, Wheaton has withdrawn its production guidance for 2020. We are closely monitoring and regularly assessing the impact of the COVID-19 virus pandemic on partner mining operations; however, this pandemic is evolving rapidly and its effects are uncertain.

Community Support – Wheaton CSR Fund to Combat COVID-19

Subsequent to the quarter, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) in order to support the global efforts to combat the COVID-19 virus pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.

Financial Review

Revenues

Revenue was $255 million in the first quarter of 2020 representing a 13% increase from the first quarter of 2019 due primarily to an 18% increase in the average realized gold equivalent² price; partially offset by a 4% decrease in the number of gold equivalent² ounces sold.

Costs and Expenses

Average cash costs¹ in the first quarter of 2020 were $403 per gold equivalent² ounce as compared to $399 in Q1 2019. This resulted in a cash operating margin¹ of $1,131 per gold equivalent² ounce sold, an increase of 26% as compared with Q1 2019.

Balance Sheet (at March 31, 2020)

•	Approximately $127 million of cash on hand.

•	$716 million outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”).
•	During Q1 2020, the Company has repaid $159 million under the Revolving Facility.
•	During Q1 2020, the net debt¹ was reduced by $182 million to $589 million.
•	The average effective interest rate for the first quarter of 2020 was 3.03%.

First Quarter Asset Highlights

Salobo: In the first quarter of 2020, Salobo produced 62,600 ounces of attributable gold, virtually unchanged relative to the first quarter of 2019. According to Vale S.A.’s (“Vale”) First Quarter 2020 Performance Report, physical completion of the Salobo III mine expansion was 47% at the end of the first quarter. Since the end of March 2020, only critical work fronts have reportedly been continued as a preventive measure related to the COVID-19 pandemic, but Vale reports that the expansion remains on track to start up in the first half of 2022.

Peñasquito: In the first quarter of 2020, Peñasquito produced a record 2.7 million ounces of attributable silver, an increase of approximately 67% relative to the first quarter of 2019 primarily due to higher grades.

San Dimas: In the first quarter of 2020, San Dimas produced 11,300 ounces of attributable gold, an increase of approximately 10% relative to the first quarter of 2019 primarily due to higher throughput offset partially by slightly lower grades.

Antamina: In the first quarter of 2020, Antamina produced 1.3 million ounces of attributable silver, an increase of approximately 11% relative to the first quarter of 2019, primarily due to higher grades.

Constancia: In the first quarter of 2020, Constancia produced 0.5 million ounces of attributable silver and 3,700 ounces of attributable gold, a decrease of approximately 27% and 24%, respectively, relative to the first quarter of 2019 primarily due to lower grades as expected and the temporary suspension of the mine beginning on March 20, 2020. As per Wheaton’s precious metals purchase agreements (“PMPA”) with Hudbay Minerals Inc. (“Hudbay”), the failure to achieve a minimum level of throughput at the Pampacancha deposit during 2019 entitles Wheaton to an additional 8,020 ounces of gold in 2020 (received in quarterly installments), of which 2,005 ounces of gold was received during the first quarter of 2020 and included as production. As per Hudbay’s news release dated February 18, 2020, the surface rights agreement with Hudbay for the Pampacancha satellite deposit was formally approved by the community of Chilloroya in February. In accordance with Peru’s Consulta Previa law, additional consultation between the Peruvian government and the local community is required before Hudbay can begin development activities.

Sudbury: In the first quarter of 2020, Sudbury produced 7,500 ounces of attributable gold, a decrease of approximately 34% relative to the first quarter of 2019 primarily due to lower grades.

Other Gold: In the first quarter of 2020, total Other Gold attributable production was 6,700 ounces, an increase of approximately 50% relative to the first quarter of 2019, primarily due to the resumption of mining at the Minto mine.

Produced But Not Yet Delivered 3

As at March 31, 2020, payable ounces attributable to the Company produced but not yet delivered amounted to:

•	88,400 payable gold ounces, a decrease of 10,100 ounces during Q1 2020, primarily the result of a draw down during the period relative to the Salobo mine.
•	5.3 million payable silver ounces, an increase of 0.8 million ounces during Q1 2020, primarily the result of an increase during the period relative to the Yauliyacu mine.
•	4,900 payable palladium ounces, virtually unchanged from the balance at Q4 2019.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, May 7, 2020, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	6167928
Live audio webcast:	link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 14, 2020 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	6167928
Archived audio webcast:	link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result,

Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Commodity price assumptions for the gold equivalent production and sales in 2020 are $1,500 / ounce gold, $18 / ounce silver, and $2,000 / ounce palladium.

3 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31

(US dollars and shares in thousands, except per share amounts - unaudited)	2020	2019

Sales	$254,789	$225,049

Cost of sales

Cost of sales, excluding depletion	$66,908	$69,214

Depletion	64,841	68,381

Total cost of sales	$131,749	$137,595

Gross margin	$123,040	$87,454

General and administrative expenses	13,181	16,535

Earnings from operations	$109,859	$70,919

Other (income) expense	(597)	(266)

Earnings before finance costs and income taxes	$110,456	$71,185

Finance costs	7,118	13,946

Earnings before income taxes	$103,338	$57,239

Income tax (expense) recovery	(8,442)	110

Net earnings	$94,896	$57,349

Basic earnings per share	$0.212	$0.129

Diluted earnings per share	$0.211	$0.129

Weighted average number of shares outstanding
Basic	447,805	444,389
Diluted	448,891	445,121

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2020	2019

Assets

Current assets

Cash and cash equivalents	$126,676	$103,986

Accounts receivable	2,384	7,138

Current taxes receivable	-	124

Other	43,876	43,504

Total current assets	$172,936	$154,752

Non-current assets

Mineral stream interests	$5,669,265	$5,734,106

Early deposit mineral stream interests	32,491	31,741

Mineral royalty interest	3,036	3,036

Long-term equity investments	157,067	309,757

Investment in associates	479	882

Convertible notes receivable	21,066	21,856

Property, plant and equipment	6,939	7,311

Other	13,662	14,566

Total non-current assets	$5,904,005	$6,123,255

Total assets	$6,076,941	$6,278,007

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$10,964	$11,794

Dividends payable	44,815	-

Current taxes payable	17	-

Current portion of performance share units	18,623	10,668

Current portion of lease liabilities	695	724

Other	41,513	41,514

Total current liabilities	$116,627	$64,700

Non-current liabilities

Bank debt	$715,500	$874,500

Lease liabilities	3,155	3,528

Deferred income taxes	168	148

Performance share units	2,420	8,401

Pension liability	845	810

Total non-current liabilities	$722,088	$887,387

Total liabilities	$838,715	$952,087

Shareholders’ equity

Issued capital	$3,608,501	$3,599,203

Reserves	13,627	160,701

Retained earnings	1,616,098	1,566,016

Total shareholders’ equity	$5,238,226	$5,325,920

Total liabilities and shareholders’ equity	$6,076,941	$6,278,007

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31

(US dollars in thousands - unaudited)	2020	2019

Operating activities
Net earnings	$94,896	$57,349
Adjustments for
Depreciation and depletion	65,352	68,874
Impairment charges	362	-
Interest expense	5,978	13,152
Equity settled stock based compensation	1,503	1,357
Performance share units	3,277	(592)
Pension expense	35	-
Income tax expense (recovery)	8,442	(110)
Loss on fair value adjustment of share purchase warrants held	71	-
Share in losses of associate	41	62
Fair value (gain) loss on convertible note receivable	790	(871)
Investment income recognized in net earnings	(117)	(242)
Other	(720)	428
Change in non-cash working capital	4,620	(7,170)
Cash generated from operations before income taxes and interest	$184,530	$132,237
Income taxes recovered (paid)	89	(3,562)
Interest paid	(7,148)	(10,707)
Interest received	117	226

Cash generated from operating activities	$177,588	$118,194

Financing activities
Bank debt repaid	$(159,000)	$(80,500)
Credit facility extension fees	(1,360)	(1,100)
Share purchase options exercised	6,922	14,891
Lease payments	(167)	(170)

Cash (used for) generated from financing activities	$(153,605)	$(66,879)

Investing activities
Mineral stream interests	$-	$(174)
Early deposit mineral stream interests	(750)	-
Dividend income received	-	16
Other	(257)	(1,154)

Cash generated from (used for) investing activities	$(1,007)	$(1,312)
Effect of exchange rate changes on cash and cash equivalents	$(286)	$11

Increase in cash and cash equivalents	$22,690	$50,014
Cash and cash equivalents, beginning of period	103,986	75,767

Cash and cash equivalents, end of period	$126,676	$125,781

Summary of Ounces Produced

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

Gold ounces produced ²

Salobo	62,575	74,716	73,615	67,056	60,846	76,995	72,423	67,466

Sudbury [3]	7,503	6,468	6,082	9,360	11,374	6,646	6,510	6,476

Constancia [8]	3,681	4,757	5,172	4,533	4,826	4,266	3,634	3,281

San Dimas 4, [8]	11,318	11,352	11,239	11,496	10,290	10,092	10,642	5,726

Stillwater [5]	2,955	3,585	3,238	3,675	3,137	3,472	6,376	-

Other

Minto [6]	2,124	2,189	-	-	-	1,441	2,546	2,554

777	4,551	3,987	4,278	4,788	4,445	4,248	4,124	4,982

Total Other	6,675	6,176	4,278	4,788	4,445	5,689	6,670	7,536

Total gold ounces produced	94,707	107,054	103,624	100,908	94,918	107,160	106,255	90,485

Silver ounces produced [2]

San Dimas 4, [8]	-	-	-	-	-	-	-	607

Peñasquito [8]	2,658	1,895	2,026	702	1,594	1,455	1,050	1,267

Antamina [8]	1,311	1,342	1,223	1,334	1,176	1,225	1,406	1,394

Constancia [8]	461	632	686	552	635	695	682	552

Other

Los Filos [8]	29	55	33	37	38	29	21	33

Zinkgruvan	662	724	630	631	479	608	530	453

Yauliyacu [8]	557	358	620	627	528	233	597	719

Stratoni	183	147	131	172	143	149	165	211

Minto [6]	18	18	-	-	-	8	25	30

Neves-Corvo	377	385	431	392	498	509	458	421

Aljustrel	352	325	240	322	470	475	514	138

777	96	81	62	93	95	113	136	152

Total Other	2,274	2,093	2,147	2,274	2,251	2,124	2,446	2,157

Total silver ounces produced	6,704	5,962	6,082	4,862	5,656	5,499	5,584	5,977

Palladium ounces produced ²

Stillwater [5]	5,312	6,057	5,471	5,736	4,729	5,869	8,817	-

GEOs produced [7]	182,241	186,673	183,901	166,895	169,098	180,974	185,021	162,204

SEOs produced [7]	15,187	15,556	15,325	13,908	14,091	15,081	15,418	13,517

Average payable rate [2]

Gold	95.4%	95.6%	95.1%	95.3%	95.6%	95.5%	95.4%	94.9%

Silver	84.9%	85.4%	85.1%	83.4%	83.0%	83.1%	83.5%	86.8%

Palladium	93.0%	99.4%	83.5%	87.6%	98.5%	96.4%	94.6%	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. For reference, silver production from prior periods is as follows: Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; Q2-2019 – 401,000 ounces; Q1-2019 – 351,000 ounces; Q4-2018 – 342,000 ounces; Q3-2018 – 361,000 ounces; and Q2-2018 – 202,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

8)	Operations at these mines have been temporarily suspended as a result of the COVID-19 pandemic.

Summary of Ounces Sold

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

Gold ounces sold

Salobo	74,944	58,137	63,064	57,715	84,160	75,351	65,139	70,734

Sudbury [2]	4,822	7,394	7,600	8,309	4,061	4,864	2,560	4,400

Constancia [9]	3,331	5,108	4,742	4,409	5,512	3,645	2,980	2,172

San Dimas 3, [9]	11,358	11,499	11,374	10,284	11,510	8,453	9,771	3,738

Stillwater [4]	3,510	2,925	3,314	3,301	2,856	3,473	2,075	-

Other

Minto [5]	-	-	-	765	3,307	2,674	796	2,284

777	2,440	4,160	4,672	5,294	3,614	4,353	5,921	3,812

Total Other	2,440	4,160	4,672	6,059	6,921	7,027	6,717	6,096

Total gold ounces sold	100,405	89,223	94,766	90,077	115,020	102,813	89,242	87,140

Silver ounces sold

San Dimas 3, [9]	-	-	-	-	-	-	-	1,070

Peñasquito [9]	2,310	1,268	1,233	912	1,164	901	1,241	1,547

Antamina [9]	1,244	1,227	1,059	1,186	1,255	1,300	1,333	1,422

Constancia [9]	350	672	521	478	735	629	567	410

Other

Los Filos [9]	37	26	44	26	38	15	27	35

Zinkgruvan	447	473	459	337	232	543	326	297

Yauliyacu [9]	9	561	574	542	15	317	697	521

Stratoni	163	120	126	240	80	78	125	171

Minto [5]	-	-	-	2	30	22	-	28

Neves-Corvo	204	154	243	194	265	240	234	178

Aljustrel	123	121	139	216	381	226	302	-

Lagunas Norte [6]	-	-	-	-	-	-	1	65

Pierina [6]	-	-	-	-	-	-	-	54

Veladero [6]	-	-	-	-	-	-	2	104

777	41	62	86	108	99	129	163	70

Total Other	1,024	1,517	1,671	1,665	1,140	1,570	1,877	1,523

Total silver ounces sold	4,928	4,684	4,484	4,241	4,294	4,400	5,018	5,972

Palladium ounces sold

Stillwater [4]	4,938	5,312	4,907	5,273	5,189	5,049	3,668	-

GEOs sold [7]	166,121	152,514	155,116	148,004	173,464	162,340	154,352	158,789

SEOs sold [7]	13,843	12,709	12,926	12,334	14,455	13,528	12,863	13,232

Cumulative payable gold ounces PBND [8]	88,395	98,475	85,335	81,535	75,236	99,474	99,987	88,547

Cumulative payable silver ounces PBND [8]	5,322	4,546	4,138	3,403	3,585	3,184	3,015	3,375

Cumulative payable palladium ounces PBND [8]	4,875	4,872	4,163	4,504	4,754	5,282	4,671	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	Comprised of the Stillwater and East Boulder gold and palladium interests.
5)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

8)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

9)	Operations at these mines have been temporarily suspended as a result of the COVID-19 pandemic.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2020

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,575	74,944		$1,589		$408		$374	$119,094	$60,459	$89,137	$2,577,202

Sudbury [4]	7,503	4,822		1,585		400		828	7,641	1,719	5,616	340,050

Constancia	3,681	3,331		1,589		404		338	5,294	2,823	3,948	109,281

San Dimas	11,318	11,358		1,589		606		315	18,049	7,587	11,166	190,787

Stillwater	2,955	3,510		1,589		284		449	5,578	3,006	4,582	228,418

Other [5]	6,675	2,440		1,585		420		305	3,866	2,096	2,840	12,424
	94,707	100,405		$1,589		$426		$389	$159,522	$77,690	$117,289	$3,458,162

Silver

Peñasquito	2,658	2,310		$17.41		$4.26		$3.24	$40,223	$22,893	$30,383	$367,212

Antamina	1,311	1,244		17.41		3.43		8.74	21,661	6,524	17,397	657,937

Constancia	461	350		17.41		5.96		7.63	6,088	1,337	4,004	225,520

Other [6]	2,274	1,024		15.57		5.83		2.56	15,945	7,345	14,126	485,068
	6,704	4,928		$17.03		$4.50		$4.80	$83,917	$38,099	$65,910	$1,735,737

Palladium

Stillwater	5,312	4,938		$2,298		$402		$428	$11,350	$7,251	$9,364	$247,856
Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$254,789	$123,040	$192,563	$5,669,265

Other

General and administrative										$(13,181)	$(10,732)

Finance costs										(7,118)	(8,110)

Other										597	3,778

Income tax										(8,442)	89

Total other										$(28,144)	$(14,975)	$407,676
										$94,896	$177,588	$6,076,941

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2020 were as follows:

Three Months Ended March 31, 2020

	Ounces Produced 1, [2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	182,241	166,121	$1,534	$403	$1,131	$390	$741
Silver equivalent basis [5]	15,187	13,843	$18.41	$4.83	$13.58	$4.68	$8.90

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

Three Months Ended March 31, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	60,846	84,160		$1,308		$404		$383	$110,070	$43,822	$76,070	$2,673,812

Sudbury [4]	11,374	4,061		1,297		400		819	5,267	315	3,642	363,136

Constancia	4,826	5,512		1,311		400		361	7,227	3,031	5,135	115,556

San Dimas	10,290	11,510		1,314		600		310	15,130	4,661	8,224	204,632

Stillwater	3,137	2,856		1,303		234		519	3,721	1,570	3,052	234,946

Other [5]	4,445	6,921		1,298		372		241	8,984	4,739	6,733	19,691
	94,918	115,020		$1,308		$417		$385	$150,399	$58,138	$102,856	$3,611,773

Silver

Peñasquito	1,594	1,164		$15.72		$4.21		$3.06	$18,301	$9,835	$13,401	$385,156

Antamina	1,176	1,255		15.63		3.10		8.73	19,614	4,770	15,580	699,120

Constancia	635	735		15.48		5.90		7.50	11,372	1,528	7,684	240,721

Other [6]	2,251	1,140		15.68		5.96		1.43	17,875	9,450	10,805	501,012
	5,656	4,294		$15.64		$4.64		$5.05	$67,162	$25,583	$47,470	$1,826,009

Palladium

Stillwater	4,729	5,189		$1,443		$254		$470	$7,488	$3,733	$6,171	$257,250

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$225,049	$87,454	$156,497	$6,088,454

Other

General and administrative										$(16,535)	$(24,700)

Finance costs										(13,946)	(11,246)

Other										266	1,205

Income tax										110	(3,562)

Total other										$(30,105)	$(38,303)	$390,246
										$57,349	$118,194	$6,478,700

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interests in addition to the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo and 777 silver interests as well as the non-operating Keno Hill, Minto, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2019 were as follows:

Three Months Ended March 31, 2019

	Ounces Produced 1, [2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	169,098	173,464	$1,297	$399	$898	$394	$504
Silver equivalent basis [5]	14,091	14,455	$15.57	$4.79	$10.78	$4.73	$6.05

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; (iv) cash operating margin; and (v) net debt.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2020	2019

Net earnings	$94,896	$57,349

Add back (deduct):
Impairment loss	362	-
Share in losses of associate	41	62
(Gain) loss on fair value adjustment of share purchase warrants held	71	-
(Gain) loss on fair value adjustment of convertible notes receivable	790	(871)

Adjusted net earnings	$96,160	$56,540

Divided by:
Basic weighted average number of shares outstanding	447,805	444,389
Diluted weighted average number of shares outstanding	448,891	445,121

Equals:
Adjusted earnings per share - basic	$0.215	$0.127
Adjusted earnings per share - diluted	$0.214	$0.127

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2020	2019

Cash generated by operating activities	$177,588	$118,194

Divided by:
Basic weighted average number of shares outstanding	447,805	444,389
Diluted weighted average number of shares outstanding	448,891	445,121

Equals:
Operating cash flow per share - basic	$0.397	$0.266
Operating cash flow per share - diluted	$0.396	$0.266

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019

Cost of sales	$131,749	$137,595

Less: depletion	(64,841)	(68,381)

Cash cost of sales	$66,908	$69,214

Cash cost of sales is comprised of:
Total cash cost of gold sold	$42,759	$47,982
Total cash cost of silver sold	22,163	19,915
Total cash cost of palladium sold	1,986	1,317

Total cash cost of sales	$66,908	$69,214

Divided by:
Total gold ounces sold	100,405	115,020
Total silver ounces sold	4,928	4,294
Total palladium ounces sold	4,938	5,189

Equals:
Average cash cost of gold (per ounce)	$426	$417
Average cash cost of silver (per ounce)	$4.50	$4.64
Average cash cost of palladium (per ounce)	$402	$254

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019
Total sales:
Gold	$159,522	$150,399
Silver	$83,917	$67,162
Palladium	$11,350	$7,488
Divided by:
Total gold ounces sold	100,405	115,020
Total silver ounces sold	4,928	4,294
Total palladium ounces sold	4,938	5,189
Equals:
Average realized price of gold (per ounce)	$1,589	$1,308
Average realized price of silver (per ounce)	$17.03	$15.64
Average realized price of palladium (per ounce)	$2,298	$1,443
Less:
Average cash cost of gold [1] (per ounce)	$(426)	$(417)
Average cash cost of silver [1] (per ounce)	$(4.50)	$(4.64)
Average cash cost of palladium [1] (per ounce)	$(402)	$(254)
Equals:
Cash operating margin per gold ounce sold	$1,163	$891
As a percentage of realized price of gold	73%	68%
Cash operating margin per silver ounce sold	$12.53	$11.00
As a percentage of realized price of silver	74%	70%
Cash operating margin per palladium ounce sold	$1,896	$1,189
As a percentage of realized price of palladium	82%	82%

1) Please refer to non-IFRS measure (iii), above.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2020	2019
Bank debt	$715,500	$874,500
Less: cash and cash equivalents	(126,676)	(103,986)

Net debt	$588,824	$770,514

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s precious metals purchase agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the

CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com